

August 26, 2020

Lars Christian Bacher
Executive Vice President and Chief Financial Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: Equinor ASA**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 20, 2020**
> **File No. 001-15200**

Dear Mr. Bacher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Operational Performance
Development of Reserves, page 66

1. Expand the discussion of the changes in the net quantities of your proved undeveloped reserves to include an appropriate narrative explanation relating to each of the line items you identity on page 67, e.g. revisions and improved recovery, extensions and discoveries, sales and purchases. To the extent that two or more unrelated factors are combined to arrive at the overall change for a line item, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserve quantities between periods is fully explained.

    The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

This comment also applies to the significant changes that occurred in the net quantities of total reserves provided on page 245 for each line item shown in the reconciliation, other than production, and for each of the periods presented, e.g. the periods ending December 31, 2019, 2018 and 2017, respectively. Refer to FASB ASC 932-235-50-5 and Item 302(b) of Regulation S-K, respectively.

2. The disclosure provided on page 68 indicates "some" development activities will take place more than five years from the disclosure date. In this regard, you appear to identify a single project, the Martin Linge field in Norway, where development has been going on for more than five years.

Revise your disclosure to clarify if the total amount of proved undeveloped reserves that will not be developed within five years of initial disclosure is material and if such reserves are limited to a single field and country, e.g. the Martin Ling field in Norway.

To the extent that such reserves are material, but not limited to the Martin Linge field, expand your disclosure to explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved reserves. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

Supplementary Oil and Gas Information (Unaudited)
Oil and Gas Reserve Quantities, page 240

3. The change in the total net quantities of proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for two of the last three fiscal years presented, e.g. differences between the comparable figures of approximately 26% and 22% for the periods ending December 31, 2019 and 2017, respectively. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation